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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           The Sagemark Companies Ltd.
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                    78668E108
                                 (CUSIP Number)

                                  Bocara Corp.
                          Robert L. Blessey, President
                               51 Lyon Ridge Road
                             Katonah, New York 10536

            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                   Copies to:

                           The Sagemark Companies Ltd.
                     1285 Avenue of the Americas, 35th Floor
                            New York, New York 10019

                                January 20, 2006
             (Date of Event which Requires Filing of this Statement)

                        --------------------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  Page 1 of 7

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CUSIP No. 78668E108                                           Page 2 of 7
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   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Bocara Corp.
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]
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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS

        See Item 3 on Page 4
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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]

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   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Nevada
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                                7   SOLE VOTING POWER
   NUMBER OF SHARES
  BENEFICIALLY OWNED                525,977 shares of common stock
   BY EACH REPORTING         ---------------------------------------------------
      PERSON WITH               8   SHARED VOTING POWER

                                    N/A
                             ---------------------------------------------------
                                9   SOLE DISPOSITIVE POWER

                                    525,977 shares of common stock
                             ---------------------------------------------------
                               10   SHARED DISPOSITIVE POWER

                                    N/A
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        525,977 shares of common stock.
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7%
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  14    TYPE OF REPORTING PERSON

        CO
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

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CUSIP No. 78668E108                                           Page 3 of 7
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   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Carmen Lanza Blessey  SSN ###-##-####
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        See Item 3 on Page 4
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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
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                                7   SOLE VOTING POWER
   NUMBER OF SHARES
  BENEFICIALLY OWNED
   BY EACH REPORTING         ---------------------------------------------------
      PERSON WITH               8   SHARED VOTING POWER


                             ---------------------------------------------------
                                9   SOLE DISPOSITIVE POWER


                             ---------------------------------------------------
                               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

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CUSIP No. 78668E108                                           Page 4 of 7
------------------------------                        --------------------------

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   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Robert L. Blessey  SSN ###-##-####
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        See Item 3 on Page 4
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                                7   SOLE VOTING POWER
   NUMBER OF SHARES
  BENEFICIALLY OWNED
   BY EACH REPORTING         ---------------------------------------------------
      PERSON WITH               8   SHARED VOTING POWER


                             ---------------------------------------------------
                                9   SOLE DISPOSITIVE POWER


                             ---------------------------------------------------
                               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $0.01 par value of The Sagemark Companies Ltd, a New York corporation. The address of the Issuer's principal executive office is 1285 Avenue of the Americas, 35th Floor, New York, New York 10019.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Bocara Corp., a Nevada corporation, whose principal place of business is 51 Lyon Ridge Road, Katonah, New York 10536, and also by Carmen Lanza Blessey, who is the majority shareholder of Bocara Corp. and is its President and a Director, and her spouse, Robert L. Blessey, who is the minority shareholder and is the Secretary and a Director of Bocara Corp.

Carmen Lanza Blessey is employed as a legal secretary to Robert L. Blessey. Robert L. Bessey is an attorney with an office at 51 Lyon Ridge Road, Katonah, New York 10536 and also is Of Counsel to Gusrae, Kaplan, Bruno and Nusbaum a law firm with offices at 120 Wall Street, New York, New York 10005.

During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Bocara Corp. is a Nevada Corporation. Mrs. and Mr. Blessey are residents of New York and citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person acquired 525,977 shares of common stock of the Issuer pursuant to the following transactions:

    SHARES          FUNDS OR OTHER CONSIDERATION

     977 Acquired by Bocara Corp. in May 2001 pursuant to a Stock Purchase Agreement dated as of May 14, 2001, as amended, by and among the Issuer, Pamels Corp., John M. Donaldson Revocable Trust, Tara Capital, Inc., Bocara Corporation, Mercury Capital Corp., Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. in consideration of and in exchange for shares of common stock of Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. owned by Bocara Corp.

     525,000 Acquired by Bocara Corp. in June 2004 pursuant to an earn-out provision of a Stock Purchase Agreement dated as of May 14, 2001, as amended, by and among the Issuer, Pamels Corp., John M. Donaldson Revocable Trust, Tara Capital, Inc., Bocara Corporation, Mercury Capital Corp., Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. in consideration of and in exchange for shares of common stock of Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. owned by Bocara Corp.
     -------

     525,977        TOTAL


ITEM 4. PURPOSE OF TRANSACTION

The shares of common stock of the Issuer are held by the Reporting Person solely for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person received the total aggregate of 525,977 shares of common stock pursuant to a Stock Purchase Agreement dated as of May 14, 2001, as amended, by and among the Issuer, Pamels Corp., John M. Donaldson Revocable Trust, Tara Capital, Inc., Bocara Corporation, Mercury Capital Corp., Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. in consideration of and in exchange for shares of common stock of Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. owned by Bocara Corp.

     (b) Carmen Lanza Blessey owns 75% of the capital stock of Bocara Corp. Her spouse, Robert L. Blessey, owns the remaining 25% of the capital stock. Both Mrs. and Mr Blessey disclaim beneficial ownership of the other's shares since they have the right to vote their shares independently.

     (c)  None

     (d)  None

     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


Dated: April 11, 2006                     BOCARA CORP.

                                          By: /s/ ROBERT L. BLESSEY
                                          -----------------------------------
                                          President


                                          /s/ CARMEN LANZA BLESSEY
                                          -----------------------------------
                                          Carmen Lanza Blessey


                                          /s/ ROBERT L. BLESSEY
                                          -----------------------------------
                                          Robert L. Blessey